EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended March 31,
( in thousands )	2008	2007
EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$157,042	$119,914
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	8,746	12,601

Earnings as defined	$165,788	$132,515

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$5,832	$10,201
Interest capitalized	269	89
Portion of rental expense representative of the interest factor	2,914	2,400
Preferred stock dividends of majority-owned subsidiary companies	20	20

Fixed charges as defined	$9,035	$12,710

RATIO OF EARNINGS TO FIXED CHARGES	18.35	10.43